John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

December 28, 2017

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Hamill:

On October 4, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 241 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 242 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of revising the Global Strategic Income Fund’s (the “Fund”), a series portfolio of the Trust, name, investment objective, investment strategies, and adding disclosure on a new adviser and sub-adviser to the Fund. Note that a proxy statement with regard to the new adviser, new sub-adviser, and change in objective was simultaneously filed with the Commission on October 4, 2017.

We received comments from you relating to the Amendment. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Summary Prospectus – Fees and Expenses of the Fund

1.
Comment:     In the Fund’s footnote discussing the fee waiver, please revise to disclose that, if accurate, the recoupment is permissible within three years from the date of its waiver or reimbursement. Additionally, please confirm that the Trust considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Finally, please confirm that the Trust performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Response:     The Trust respectfully disagrees with this comment. Under the operating expense limitation agreement, the Adviser (i.e., Mission) has agreed to waive its fees or reimburse the Fund in order to limit the relevant Fund’s annual operating expenses to the stated expense ratios applicable to each

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
December 28, 2017

share class, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Summary Prospectus – Portfolio Turnover

2.
Comment:      Please complete the turnover information in this section. Also, please disclose if the portfolio turnover is expected to be materially different in the future given the change in management of the Fund.

Response:      The Trust has completed the turnover information in the B-Filing. The Adviser has indicated that the strategy to be utilized by the Fund prospectively has been deployed in the separately managed accounts context for the past four years, and has resulted in turnover levels of between 50-100% depending on the year and the volatility experienced within the global equity markets (as defined by the MSCI All Country World Index). The Adviser has indicated that it does not expect that portfolio turnover for the Fund will be materially different from the Sub-Adviser’s implementation of the strategy in the separate accounts context.

Summary Prospectus – Principal Investment Strategies

3.
Comment:      Given that Rule 35d-1 is implicated due to the term “equity” being in the Fund’s name, the Staff would expect to see in the strategy section the required 80% test disclosure. Further, given that the Fund’s name contains the term “global”, the Staff would also expect to see disclosure as to the global investments the Fund intends to make and how they are economically tied to countries throughout the world.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
December 28, 2017

Response:      With respect to the term “equity”, the Trust has revised the disclosure to indicate that it will comply with the requirements called for by Rule 35d-1. Additionally, the Trust has revised the disclosure to address the “global” nature of the Fund’s investment approach.

4.	Comment: Does the term “including emerging funds” mean “emerging markets funds”? Please clarify.

Response: The Trust has confirmed with the Adviser that the term should be “emerging markets funds” and has revised the disclosure accordingly.

5.
Comment:      It is noted that the Fund may invest in options on equity securities. Please clarify by specifying which types of options the Fund will use and how they will be used; for example, to hedge or to speculate or both. Please disclose if the Fund may purchase or write options or both.

Response: The Trust has revised the disclosure to address your comment.

6.
Comment:      The second paragraph of the strategy discusses “three facets of investing.” Please add to this disclosure “the Adviser believes will drive performance...” so that it is clear that these are the Adviser’s views.

Response: The Trust has revised the disclosure to address your comment.

7.	Comment: In the below sentence, please specify in whose belief the language refers to:

At the heart of the Regime-Based Investing is the belief that market conditions will vary throughout the investment cycle and that the asset allocation should adjust accordingly.

Response: The Trust has revised the disclosure to address your comment.

8.	Comment: In the disclosure presented below the “Regime-Based Investing” graphic, please explain what is meant by the overall global market. Does it mean overall equity market?

Response: The Trust has removed this graphic from the Prospectus.

9.
Comment:      Please explain using “Plain English” principles what “delink” means in the sentence: “In times of expected market duress, the intent is to delink from market movements through the use of cash allocations, with the potential of a 100% cash allocation in the most extreme instances.

Response: The Trust has revised the disclosure to address your comment.

10.
Comment:      In the graphic titled “Auour Regime Model” in the lower left corner with the four dashes, please add language noting that the factors used are not exhaustive, i.e, “factors used include but are not limited to.”

Response: The Trust has revised the disclosure to address your comment.

11.	Comment: In the graphic of the brain, underneath the picture consider removing the word “sophisticated.”

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
December 28, 2017

12.
Comment:      In the following sentence, consider adding that the sub-adviser believes holding between 10-20 securities offers broad exposure: “The Fund will normally hold between 10 and 20 securities, offering a broad exposure to the global equity markets.”

Response: The Trust has revised the disclosure to address your comment.

13.
Comment:      The disclosure notes that the ARM model is updated daily - please disclose how often and when the sub-adviser will re-balance. Further, consider whether the re-balancing will create sufficient portfolio turnover to warrant adding the risks associated with portfolio turnover to the risk discussion.

Response: The Trust has revised the disclosure to address your comment.

14.	Comment: Please explain, in the paragraph beginning with “The Fund has the flexibility to invest in any combination of the securities ....” what is meant by “investment category.”

Response: The Trust has deleted this paragraph for clarity.

15.
Comment:      In regard to (iii) in the first paragraph, please explain if the Fund’s investments in bank loans through ETFs are expected to be significant to the Fund. If so, please consider adding a risk factor that would include disclosure noting that such investments are not securities so they may not have the protections of the federal securities laws and that they have significantly longer settlement period beyond seven days and could be a risk to the underlying funds.

Response:      The Adviser has indicated that the Fund will not invest directly in bank loans. Further, the Adviser has indicated that Fund’s investments in bank loans through ETFs are not expected to be significant.

16.
Comment:      In “Figure 2 Components of ARM,” please explain or give an example of a market risk regime. If there is a particular number of risk regimes the ARM Model will be intended to identify please state. Further, as the disclosure notes that each regime will have an asset allocation dedicated to it, please disclose how the adviser or sub-adviser will determine how many assets to allocate to each regime.

Response: The Trust has revised the disclosure to address your comment.

17.
Comment:      With respect to the sentence “The Fund will normally hold between 10 and 20 securities....” as the principal investment strategy is to invest in ETFs or ETNs should this be “securities” or ETFs/ETNs, i.e., will the Fund invest directly in equity investments. Please clarify the disclosure.

Response:      The Trust has revised the disclosure to address your comment. The Adviser has indicated that the Fund does not anticipate a material percentage of the Fund’s assets will be held in individual securities other than ETFs.

18.	Comment: In the same sentence as referenced in Comment #17, please add qualifying language that the “Sub-Adviser believes” will over broad exposure.

Response: The Trust has revised the disclosure to address your comment.

19.	Comment: In the paragraph beginning with “The Fund has the flexibility to invest in any combination ...”, please clarify whether the Fund will invest directly in securities or in only ETFs and

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
December 28, 2017

ETNs. Further, the disclosure notes “the securities described above” which is confusing as it is unclear what the Fund will invest in, i.e., ETFs and ETNs only or in securities directly.

Response: The Trust has deleted this paragraph for clarity.

20.
Comment:      In the same paragraph referenced in Comment #19, please clarify if the Fund is making direct investments or indirectly through underlying funds. Further, what is meant by “investment category.” Is this term the same as the “risk regime” or is this something different – please clarify.

Response: The Trust has deleted this paragraph for clarity.

21.	Comment: Please clarify whether the Fund will invest in several securities to represent an investment category, if this would be included in the 10-20 securities previously disclosed.

Response: The Trust has deleted this paragraph for clarity.

Summary Prospectus – Principal Risks

22.
Comment:      The Staff noticed certain investment types that are listed in the strategies section without any corresponding risk factor. Please consider adding disclosure on the risks associated with preferred securities, convertible securities, bank loans, and leverage.

Response: The Trust has revised the disclosure to address your comment.

23.
Comment:      It appears to the Staff that certain of the investments may be subject to interest rate risk such as investments in master limited partnerships (“MLPs”). Please include in any discussion on interest rate risk, disclosure on the current risk environment.

Response: The Trust has revised / added new disclosure in the Principal Risk section to address your comment.

24.
Comment:      In the section titled “Options Risk,” in the third to the last sentence, there is disclosure specifying the risks that the Fund will seek to manage. Insert “through its investments in options, including the following.....” to that disclosure.

Response: The Trust has revised the disclosure to address your comment.

25.
Comment:      In the section on Equity Risks, consider clarifying the disclosure to reflect that the Fund is subject to these risks to the extent that the Fund invests in underlying funds that invest in equities.

Response: The Trust has revised the disclosure to address your comment.

Performance Information

26.	Comment: Please indicate in the response letter that the Trust has complied with the conditions of Form N-1A, Instruction 11 to Item 27(b) subpart (7).

Response:      The Trust confirms that it has complied with the conditions of Form N-1A, Instruction  11(a) and (b) to Item 27(b)(7). Moreover, the Trust confirms that it will comply with Instruction 11(c) to Item 27(b)(7) of Form N-1A.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
December 28, 2017

Additional Information About the Fund’s Investments

27.	Comment: Please move the 80% disclosure in regard to Rule 35d-1 to the summary prospectus section.

Response: The Trust has revised the disclosure to address your comment.

28.
Comment:      The disclosure in this section indicates that the Fund considers any investments in ETFs to be an equity security. Please note that when the Fund invests in such ETFs, the investments in the underlying funds must be considered. This Fund should include this disclosure in its Item 4 and/or Item 9 disclosure to indicate that it will consider investments in underlying funds when determining its compliance with its own 80% policies.

Response: The Trust has revised the disclosure to address your comment.

The Investment Adviser and Sub-Adviser

29.
Comment:      This section discusses a letter agreement between the Adviser and the Sub-Adviser. In the proxy statement relating to the Fund, the date the agreement was executed was included in the discussion. Please include this date in this section. Further, there does not seem to be any additional disclosure on this separate agreement in the SAI as noted. Please review and confirm.

Response: The Trust has revised the disclosure to add the date of the agreement.

30.	Comment: At the end of this section the disclosure indicates that the fees waived by the sub-adviser may be recaptured up to three years. Please indicate from what date these fees may be recaptured.

Response:      The recapture provisions correspond to those of the expense limitation arrangement that the Adviser has in place with respect to the Fund. Please refer to our response to Comment #1 of this response letter.

Historical Performance

31.	Comment: Please disclose in the narrative lead-in to this section that prior performance is not indicative of future performance.

Response: The Trust has revised the disclosure to address your comment.

32.
Comment:      The sentence prior to the table indicates that the Composite is net of fees and expenses and reflects the reinvestment of dividends and distributions. Please add disclosure if this is net of “all” fees or just net of “management fees.” Please also confirm this in the Trust’s response letter.

Response: The Adviser has confirmed to the Trust that the disclosure of the Composite performance reflects net of all fee returns. The disclosure has been revised to address your comment.

33.	Comment: In the table dated August 31, 2017, please reverse the presentation of performance to show the net performance before the gross performance.

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
December 28, 2017

34.
Comment:      Please include disclosure that the other accounts are not subject to investment limitations, diversification, and other restrictions imposed by the 1940 Act and the Internal Revenue Code and if they were that could negatively affect performance of the Composite.

Response: The Trust has revised the disclosure to address your comment.

35.
Comment:      In the response letter, please represent that the Trust has the records or access to the records necessary to substantiate the performance of the Composite as required by Rule 204(2)(a) under the Advisers Act of 1940.

Response: The Trust represents that it has or has access to the records necessary to substantiate the performance of the Composite.

Portfolio Managers

36.	Comment: Please add the dates prior to the positions held with Auour so that an investor can easily determine five-year experience of each of the portfolio managers.

Response: The Trust has revised the disclosure to address your comment.

Small Accounts

37.	Comment: Please also disclose that automatic redemption of shares could create a taxable event for shareholders.

Response: The Trust has revised the disclosure to address your comment.

Financial Highlights

38.	Comment: Please change the word “contacts” to “contracts” in the lead-in to the financial highlights section.

Response: The Trust has revised the disclosure to address your comment.

Statement of Additional Information

Additional Information About Investment Objectives and Policies

39.	Comment: In the paragraph on “Futures Contracts,” please remove the extra “or the Fund” from the first sentence.

Response: The Trust has revised the disclosure to address your comment.

Portfolio Managers

40.	Comment: Please review this section as certain places refer to “his” in singular and should be plural as there are several portfolio managers.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
December 28, 2017

Response: The Trust has revised the disclosure to address your comment.

Service Providers

41.	Comment: In the paragraph on Custodian, please eliminate the tense “acts as custodian” if this particular custodian was terminated. Please put in the past tense to eliminate confusion.

Response: The Trust has revised the disclosure to address your comment.

42.	Comment: In the table regarding the payments made to BBH, please add a sentence similar to that used for CFS indicating the change in service providers.

Response: The Trust has revised the disclosure to address your comment.

43.	Comment: Please review the table and consider adding a double asterisk to the “Fees Paid for Accounting Services” so that the reference is correct.

Response: The Trust has revised the disclosure to address your comment.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively